UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 6)

VOLCANO CORPORATION

(Name of Subject Company)

VOLCANO CORPORATION

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

928645100

(CUSIP Number of Class of Securities)

Joseph E. Innamorati

Vice President and Secretary

Volcano Corporation

3721 Valley Centre Drive, Suite 500

San Diego, California 92130

(858) 228-4728

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden, Esq.

Matthew T. Browne, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 to Schedule 14D-9 amends and supplements the Schedule 14D-9 and Amendment Nos. 1, 2, 3, 4 and 5 to the Schedule 14D-9 previously filed by Volcano Corporation, a Delaware corporation (“Volcano”), with the Securities and Exchange Commission on December 30, 2014, January 13, 2015, January 16, 2015, January 22, 2015, January 29, 2015 and February 5, 2015, respectively, relating to the offer by Clearwater Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Philips Holding USA Inc., a Delaware corporation, to purchase all the outstanding shares of Volcano’s common stock, $0.001 par value per share, at a price of $18.00 per share in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 30, 2014, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the last paragraph:

“Expiration of Offering Period; Completion of Merger

At 9:00 a.m., Eastern time, on February 17, 2015, the Offer expired as scheduled and was not extended. Volcano and Purchaser were advised by American Stock & Transfer Company, LLC, in its capacity as depositary for the Offer (the “Depositary”), that, as of the expiration of the Offer, a total of 46,253,190 Shares (excluding Shares with respect to which Notices of Guaranteed Delivery were delivered) were validly tendered into and not properly withdrawn from the Offer, representing approximately 89.1% of the Shares outstanding as of the expiration of the initial offering period. In addition, the Depositary advised that Notices of Guaranteed Delivery have been delivered with respect to 2,967,581 additional Shares, representing approximately 5.7% of the outstanding Shares as of the Expiration Date.

The number of Shares tendered pursuant to the Offer satisfied the Minimum Condition. All conditions to the Offer having been satisfied, Purchaser accepted for payment, and has paid for, all Shares validly tendered into and not properly withdrawn from the Offer.

Following the consummation of the Offer, Parent and Purchaser immediately completed the acquisition of Volcano through the Merger without a meeting of stockholders of Volcano in accordance with Section 251(h) of the Delaware General Corporation Law. At the Effective Time, each Share then outstanding (other than Dissenting Shares) was converted into the right to receive the Offer Price, without interest, less any applicable withholding taxes, except for Shares then owned by Parent, Purchaser or any other wholly owned subsidiary of Parent, and Shares held by Volcano or by any of its wholly owned subsidiaries, which shares were cancelled and retired and ceased to exist, and no consideration was delivered in exchange therefor.

Following the Merger, the Shares will be delisted and will cease to trade on NASDAQ.

On February 17, 2015, Philips issued a press release announcing the expiration and results of the Offer and the consummation of the Merger. The full text of the press release is attached as Exhibit (a)(5)(F) to the Schedule 14D-9 and is incorporated herein by reference.”

Item 9.	Exhibits.

The exhibit table in the Schedule 14D-9 appearing in Item 9 is amended and supplemented to add the following exhibit:

Exhibit No.	Description

(a)(5)(F)	Press Release issued by Royal Philips, dated February 17, 2015 (incorporated by reference to Exhibit (a)(5)(xiv) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VOLCANO CORPORATION

By:	/s/ Joseph E. Innamorati
	Name:	Joseph E. Innamorati
	Title:	Vice President and Secretary

Dated: February 17, 2015